NEWS RELEASE
October 3, 2011	Release 12-2011

WESTERN COPPER SHAREHOLDERS APPROVE SPIN-OUT OF
COPPER NORTH MINING CORP. AND NORTHISLE COPPER AND GOLD INC.

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN; NYSE Amex:WRN) is pleased to announce its shareholders have voted 38,613,048 shares (99.8%) in favour of approving the spin-out of Copper North Mining Corp. (“Copper North”) and NorthIsle Copper and Gold Inc. (“NorthIsle”) at a special meeting of shareholders held today in Vancouver.

The transaction will include the transfer of Western Copper’s 100% interest in the Carmacks Copper Project and the Redstone Project, along with $2 million, to Copper North, and the transfer of the Company’s 100% interest in the Island Copper Project, along with $2.5 million, to NorthIsle.

The spin-out will be completed by way of plan of arrangement, as part of which the Company will also change its name from Western Copper Corporation to Western Copper and Gold Corporation to better reflect the significant gold mineral resources and reserves in the Casino project. Upon completion of the plan of arrangement, Western Copper shareholders will be entitled to receive one-half of a common share of Copper North, one-half of a common share of NorthIsle and one common share of the renamed Western Copper and Gold Corporation for every one common share of the existing Western Copper.

Each Western Copper warrant holder on the effective date of the plan of arrangement will be entitled to receive on exercise of such warrants following the effective date of the plan of arrangement for the same exercise price, one-half of a common share of Copper North, one-half of a common share of NorthIsle and one common share of the renamed Western Copper and Gold Corporation in lieu of one common share of the current Western Copper.

Each Western Copper option holder on the effective date of the plan of arrangement will receive new options, as applicable, for renamed Western Copper and Gold Corporation shares, Copper North shares and NorthIsle shares at adjusted exercise prices. The adjusted exercise prices will be based on the volume weighted average trading price of the Western Copper and Gold shares, Copper North shares and NorthIsle shares for the five trading days following the dates on which the Copper North shares and NorthIsle shares, respectively, commence trading on the TSX Venture Exchange.

The spin-out transaction remains subject to final court approval and acceptance from the Toronto Stock Exchange and the TSX Venture Exchange.

Applications have been submitted to the TSX Venture Exchange for the listing of the common shares of Copper North under the trading symbol “COL” and the listing of the common shares of NorthIsle under the trading symbol “NCX”, respectively, sometime following the completion of the plan of arrangement. Listing of the common shares of Copper North and NorthIsle is subject to approval by the TSX Venture Exchange. Copper North and NorthIsle will not be listed on the NYSE Amex.

The Company will provide further guidance on the anticipated effective date of the plan of arrangement and any listing of the common shares of Copper North and NorthIsle on the TSX Venture Exchange.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Please refer to the Western Copper news release dated September 7, 2011 and information circular dated August 31, 2011 for more detailed information, available on the Company’s website at www.westerncoppercorp.com and on SEDAR at www.sedar.com.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver-based exploration and development company with properties containing significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Casino Project and the Carmacks Copper Project, both located in the Yukon Territory. The Casino Project is one of the world's largest open-pittable gold, copper, silver and molybdenum deposits. For more information, visit www.westerncoppercorp.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncoppercorp.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the proposed plan of arrangement and the expected timing and structure thereof; anticipated listings and the expected timing thereof; anticipated court and regulatory approvals; and resource and reserve estimates. All forward-looking statements and information are based on Western Copper's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that court and regulatory approvals to the proposed plan of arrangement and proposed listings will be obtained in a timely manner, that regulatory approvals will be available on acceptable terms and assumptions made in the Company's technical report(s) disclosing resources and reserves. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com